FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 4, 2007

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

04 | September | 2007

Press Release

Financial results for the second quarter ended June 30, 2007

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces its second quarter 2007(1) financial and operating results.

Key Financial Highlights

•      Consolidated revenues of $1,969 million

•      Consolidated OIBDA(2) of $1,019 million (OIBDA margin of 51.7%)

•      Consolidated net income of $508 million

•      Free cash-flow(3) positive with $825 million in the first half 2007

Key Corporate and Industry Highlights

•      Launch of MTS brand in Ukraine

•      Acquisition of the remaining stake in Uzdunrobita

•      Approval of a dividend payout in the amount of $747 mln by the AGM

•      Appointment of a new Board of Directors with two new independent directors

•      Adoption of an employee remuneration program

Leonid Melamed, President and Chief Executive Officer, highlighted, “Our strong revenue growth is evidence of our success in stimulating usage in our core markets, while our roll-out in less-penetrated markets are increasing their contributions to the overall Group results.  Just as importantly we witnessed OIBDA growth at even faster rates than revenues.  Coupled with improvements in the bottom line, we are pleased with the Group’s performance throughout our operations.”

(1)   Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Financial Summary (Unaudited)

US$ million	Q2 2007	Q2 2006	Change Y-on-Y		Q1 2007	Change Q-on-Q
Revenues	1,968.6	1,492.0	31.9%		1,741.4	13.0%
OIBDA	1,018.7	730.3	39.5%		903.1	12.8%
OIBDA margin	51.7%	48.9%	+ 2.8	pp	51.9%	- 0.2	pp
Net operating income	691.0	465.2	48.5%		597.2	15.7%
Net operating margin	35.1%	31.2%	+ 3.9	pp	34.3%	+ 0.8	pp
Net income	507.9	294.7	72.4%		448.6	13.2%

Operating Overview

Market Growth

Mobile penetration(4) increased from 107% to 110% in Russia and remained stable at 108% in Ukraine during the second quarter of 2007.

During the quarter mobile penetration in Uzbekistan increased from 11% to 13% and from 3% to 4% in Turkmenistan. In Belarus, mobile penetration increased from 64% to 67% for the same period.

Subscriber Development

The Company added approximately 0.5 million new customers during the second quarter of 2007 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 1.2 million; 0.9 million were churned in Ukraine, approximately 250 thousand were added in Uzbekistan and 40 thousand in Turkmenistan.

In the second quarter of 2007 the Company’s churn rates in Russia decreased from 6.1% to 5.2% and in Ukraine increased from 7.8% to 14.1%.

Since the end of the second quarter to July 31, 2007, MTS has organically added a further 0.3 million users, expanding its consolidated subscriber base to 74.99 million.

Market Share

In Russia, MTS had a leading market share in subscribers of approximately 33%. In Ukraine, the Company’s market share was 39%. MTS’ market share(5) in Uzbekistan and Turkmenistan was at 56% and 83% respectively at the end of the second quarter of 2007.

In Belarus, the market share was 54%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 85% of gross additions in Russia and 92% in Ukraine in the second quarter. At the end of the second quarter 2007, 89% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

(4)   The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5)   According to the Company’s estimates.

Key Operating Summary

IMPORTANT DISCLOSURE INFORMATION

	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Total consolidated subscribers, end of period (mln)	64.10	67.59	72.86	74.16	74.67
Russia	48.04	49.99	51.22	51.50	52.68
Ukraine	15.11	16.36	20.00	20.75	19.81
Uzbekistan(6)	0.82	1.09	1.45	1.70	1.95
Turkmenistan	0.12	0.14	0.18	0.20	0.24
MTS Belarus(7)	2.58	2.89	3.21	3.37	3.48

	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Russia
ARPU (US$)	7.5	8.6	8.5	8.2	9.2
MOU (minutes)	128	135	133	134	151
Churn rate (%)	5.4	6.4	5.1	6.1	5.2
SAC per gross additional subscriber (US$)	23.8	22.3	29.1	26.2	28.9
Ukraine
ARPU (US$)	8.0	8.7	7.2	5.7	6.4
MOU (minutes)	152	157	147	135	152
Churn rate (%)	7.9	9.5	8.2	7.8	14.1
SAC per gross additional subscriber (US$)	12.7	9.7	7.8	11.2	13.7
Uzbekistan
ARPU (US$)	12.4	12.8	12.0	10.3	10.4
MOU (minutes)	475	530	515	463	549
Churn rate (%)	16.1%	13.6%	10.7%	16.8%	17.9%
SAC per gross additional subscriber (US$)	4.2	3.6	3.1	4.1	3.7
Turkmenistan
ARPU (US$)	74.9	83.1	60.2	61.4	63.4
MOU (minutes)	226	243	239	227	264
Churn rate (%)	1.7%	3.8%	5.1%	6.1%	6.3%
SAC per gross additional subscriber (US$)	12.9	55.6	37.7	47.7	26.9

(6)   MTS employs a two-month inactive churn policy in Uzbekistan

(7)   MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Russia

•      Second quarter revenues up 37% year-on-year to $1,481 million(8)

•      Second quarter OIBDA up 50% year-on-year to $768 million; OIBDA margin of 51.8%

•      Second quarter net income up 108% year-on-year to $402 million

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia increased sequentially from 134 to 151 minutes in the second quarter of 2007. Post-paid subscribers’ MOU demonstrated a healthy dynamic and reached 510 minutes from 456 minutes in the previous quarter.

The average monthly service revenue per subscriber (ARPU) in Russia increased sequentially from $8.2 to $9.2.

Subscriber acquisition costs (SAC) in the second quarter of 2007 increased sequentially from $26.2 to $28.9.

Ukraine

•      Second quarter revenues up 10% year-on-year to $393 million(9)

•      Second quarter OIBDA up 7% year-on-year to $199 million; OIBDA margin of 50.6%

•      Second quarter net income fell 4% year-on-year to $84 million

MOU increased sequentially in Ukraine in the second quarter from 135 minutes to 152 minutes.

ARPU in Ukraine increased sequentially from $5.7 to $6.4 in the second quarter.

SAC increased sequentially from $11.2 to $13.7 in the second quarter.

Uzbekistan

Revenues in Uzbekistan in the second quarter added $57 million(10) to the Company’s consolidated revenues (up 105% y-o-y), $37 million to its consolidated OIBDA (up 130% y-o-y) with an OIBDA margin of 64.4%, and $17 million to its consolidated net income (up 233% y-o-y). Second quarter ARPU was $10.4, a slight increase from $10.3 in the previous quarter. Second quarter MOU was 549 minutes, an increase from 463 minutes in the previous quarter.

Turkmenistan

MTS’ operations in Turkmenistan contributed $41 million to the Company’s consolidated revenues (up 73% y-o-y) and $15 million to its consolidated OIBDA (down 10%) with an OIBDA margin of 36.8% in the second quarter of 2007. Second quarter ARPU was at $63.4, an increase from $61.2 in the previous quarter. Second quarter MOU was 264 minutes up from 227 minutes in the previous quarter.

Financial Position

MTS’ expenditure on property, plant and equipment in the second quarter totaled $226 million, of which $87 million was invested in Russia, $132 million in Ukraine, $5 million in Uzbekistan and $2 million in Turkmenistan.

MTS spent $38 million on the purchase of intangible assets during the second quarter ($24 million in Russia, $9 million in Ukraine and $5 million in Uzbekistan).

(8)   Excluding intercompany eliminations of $1.2 million.

(9)   Excluding intercompany eliminations of $3.0 million.

(10) Excluding intercompany eliminations of $0.3 million.

As of June 30, 2007, MTS’ total debt(11) was at $3 billion, resulting in a ratio of total debt to LTM OIBDA(12) of 0.8 times. Net debt amounted to $2 billion at the end of the quarter and the net debt to LTM OIBDA of 0.5 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow
Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.99 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

(11) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(12) LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Attachments to the Second Quarter 2007
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating income	465.2	685.5	648.8	597.2	691.0
Add: depreciation and amortization	265.1	277.3	289.2	305.9	327.7
OIBDA	730.3	962.8	937.9	903.1	1,018.7

Russia (US$ million)	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating income	316.6	485.3	479.0	463.6	531.1
Add: depreciation and amortization	195.7	206.4	213.3	218.3	236.8
OIBDA	512.4	691.7	692.3	681.9	767.9

Ukraine (US$ million)	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating income	126.5	173.5	137.6	92.9	120.6
Add: depreciation and amortization	58.6	60.3	64.1	75.5	78.6
OIBDA	185.1	233.8	201.7	168.4	198.8

Uzbekistan (US$ million)	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating income	9.1	15.4	22.1	23.6	28.5
Add: depreciation and amortization	6.9	6.8	7.5	7.7	8.2
OIBDA	16.0	22.2	29.6	31.3	36.7

Turkmenistan (US$ million)	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating income	13.0	11.2	10.1	17.2	10.8
Add: depreciation and amortization	3.9	3.8	4.3	4.4	4.4
OIBDA	16.9	15.1	14.4	21.6	15.2

OIBDA margin can be reconciled to our operating margin as follows:

	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating margin	31.2%	38.1%	35.9%	34.3%	35.1%
Add: depreciation and amortization as a percentage of revenue	17.8%	15.4%	16.0%	17.6%	16.6%
OIBDA margin	48.9%	53.6%	51.9%	51.9%	51.7%

Russia	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating margin	29.2%	36.8%	35.9%	35.4%	35.9%
Add: depreciation and amortization as a percentage of revenue	18.0%	15.6%	16.0%	16.7%	16.0%
OIBDA margin	47.2%	52.4%	51.9%	52.1%	51.8%

Ukraine	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating margin	35.3%	41.8%	34.4%	26.5%	30.7%
Add: depreciation and amortization as a percentage of revenue	16.4%	14.5%	16.0%	21.5%	19.9%
OIBDA margin	51.7%	56.4%	50.4%	48.0%	50.6%

Uzbekistan	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating margin	32.7%	41.6%	47.8%	48.0%	50.1%
Add: depreciation and amortization as a percentage of revenue	24.6%	18.3%	16.2%	15.7%	14.4%
OIBDA margin	57.3%	59.9%	64.0%	63.7%	64.4%

Turkmenistan	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Operating margin	54.3%	33.9%	33.9%	48.8%	26.1%
Add: depreciation and amortization as a percentage of revenue	16.4%	11.5%	14.6%	12.4%	10.8%
OIBDA margin	70.7%	45.4%	48.5%	61.2%	36.8%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Dec 31, 2006	As of Jun 30, 2007
Current portion of debt and of capital lease obligations	150.7	568.8
Long-term debt	2,924.5	2,426.7
Capital lease obligations	3.3	2.7
Total debt	3,078.5	2,998.2
Less:
Cash and cash equivalents	(220.0)	(759.7)
Short-term investments	(56.0)	(224.2)
Net debt	2,802.5	2,014.3

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Six months ended Dec 31, 2006	Six months ended Jun 30, 2007	Twelve months ended Jun 30, 2007
	A	B	C=A+B
Net operating income	1,334.3	1,288.2	2,622.5
Add: depreciation and amortization	566.5	633.6	1,200.1
OIBDA	1,900.8	1,921.8	3,822.6

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For six months ended Jun 30, 2006	For six months ended Jun 30, 2007
Net cash provided by operating activities	921.8	1,552.9
Less:
Purchases of property, plant and equipment	(669.4)	(432.4)
Purchases of intangible assets	(77.1)	(55.5)
Proceeds from sale of property, plant and equipment	—	10.2
Purchases of other investments	(2.8)	—
Investments in and advances to associates	3.2	—
Acquisition of subsidiaries, net of cash acquired	(23.6)	(250.0)
Free cash-flow	152.1	825.2

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Net operating revenue
Service revenue and connection fees	$1 953 803	$1 469 080	$3 673 106	$2 719 628
Sales of handsets and accessories	14 767	22 937	36 895	61 098
	1 968 570	1 492 017	3 710 001	2 780 726
Operating expenses
Cost of services	405 652	282 344	768 639	521 372
Cost of handsets and accessories	32 979	51 084	73 878	113 203
Sales and marketing expenses	160 509	152 581	298 977	281 003
General and administrative expenses	295 096	240 056	548 259	445 991
Depreciation and amortization	327 685	265 058	633 594	529 485
Provision for doubtful accounts	19 999	17 105	38 331	52 833
Other operating expenses	35 637	18 579	60 095	37 408

Net operating income	691 013	465 210	1 288 228	799 431

Currency exchange and transaction (gains) / losses	(21 499)	3 867	(50 168)	(7 294)

Other expenses / (income):
Interest income	(9 920)	(4 165)	(17 543)	(7 912)
Interest expense	37 545	47 775	75 415	89 850
Other expenses / (income)	(5 385)	(15 336)	(32 686)	2 330
Total other expenses, net	22 240	28 274	25 186	84 268

Income before provision for income taxes and minority interest	690 272	433 069	1 313 210	722 457

Provision for income taxes	175 925	136 097	344 016	239 005

Minority interest	6 471	2 311	12 737	4 367
Net income	507 876	294 661	956 457	479 085
Weighted average number of common shares outstanding, in thousands	1 986 101	1 987 926	1 986 851	1 987 926
Earnings per share - basic and diluted	0,26	0,15	0,48	0,24

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30, 2007	As of December 31, 2006
CURRENT ASSETS:
Cash and cash equivalents	759 723	219 989
Short-term investments	224 240	56 047
Trade receivables, net	381 900	298 479
Accounts receivable, related parties	9 971	8 434
Inventory and spare parts	165 301	196 265
VAT receivable	271 431	339 614
Prepaid expenses and other current assets	532 239	510 291
Total current assets	2 344 805	1 629 119

PROPERTY, PLANT AND EQUIPMENT	5 808 705	5 297 669

INTANGIBLE ASSETS	1 504 817	1 406 876

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	180 609	141 473

OTHER INVESTMENTS	3 856	3 856

OTHER ASSETS	92 049	94 952

Total assets	9 934 841	8 573 945

CURRENT LIABILITIES
Accounts payable	424 569	309 712
Accrued expenses and other current liabilities	1 902 229	1 124 710
Accounts payable, related parties	142 833	135 256
Current portion of long-term debt, capital lease obligations	568 808	150 626
Total current liabilities	3 038 439	1 720 304

LONG-TERM LIABILITIES
Long-term debt	2 426 741	2 924 539
Capital lease obligations	2 684	3 287
Deferred income taxes	58 826	86 349
Deferred revenue and other	32 409	42 879
Total long-term liabilities	2 520 660	3 057 054

Total liabilities	5 559 099	4 777 358

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	4 082	44 806

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2007 and December 31, 2006, 776,550,625 of which are in the form of ADS as of June 30, 2007 and December 31, 2006)

	50 558	50 558
Treasury stock (19,588,293 and 15,922,129 common shares at cost as of June 30, 2007 and December 31, 2006)	(154 165)	(114 778)
Additional paid-in capital	570 888	571 718
Unearned compensation	—	—
Shareholder receivable	—	—
Accumulated other comprehensive income	540 791	89 916
Retained earnings	3 363 588	3 154 367
Total shareholders’ equity	4 371 660	3 751 781

Total liabilities and shareholders’ equity	9 934 841	8 573 945

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in thousands of U.S. dollars)

	Six months ended June 30, 2007	Six months ended June 30, 2006

Net cash provided by operating activities	1,552,862	921,798

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(250,000)	(23,618)
Purchases of property, plant and equipment	(432,400)	(669,429)
Purchases of intangible assets	(55,476)	(77,085)
Proceeds from sale of property, plant and equipment	10,196	—
Purchases of short-term investments	(220,977)	(56,071)
Proceeds from sale of short-term investments	55,864	26,423
Purchase of other investments	—	(2,799)
Investments in and advances to associates	—	3,174
Decrease / (Increase) in restricted cash	1,104	(12,975)
Net cash used in investing activities	(891,689)	(812,380)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	(39,387)	—
Notes and debt issuance cost	(1,057)	(14,970)
Capital lease obligation principal paid	(2,762)	(2,864)
Dividends paid	—	(56,754)
Proceeds from loans	—	983,382
Loan principal paid	(79,588)	(568,100)
Payments from Sistema	—	7,308
Net cash (used in) / provided by financing activities	(122,794)	348,002

Effect of exchange rate changes on cash and cash equivalents	1,355	138

NET INCREASE IN CASH AND CASH EQUIVALENTS:	539,734	457,558

CASH AND CASH EQUIVALENTS, at beginning of period	219,989	78,284

CASH AND CASH EQUIVALENTS, at end of period	759,723	535,842

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: September 4, 2007